UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                                (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
                               and Amendments
                   Thereto Filed Pursuant to Rule 13d-2(a)

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                             GLOBAL PAYMENTS INC.
                               (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                  37940X 10 2
                                (CUSIP Number)
                            Antonio Molestina, Esq.
                 Vice President and Associate General Counsel
                           CIBC World Markets Corp.
                           1 World Financial Center
                              200 Liberty Street
                           New York, New York 10281
                                (212) 667-7000

                                   Copy to:
                              Lee Meyerson, Esq.
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                (212) 455-2000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                March 20, 2001
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box   / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 37940X 10 2

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940X 10 2

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Canadian Imperial Bank of Commerce

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)   / /
          (b)   / /

3    SEC USE ONLY

4    SOURCES OF FUNDS:SC (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA

NUMBER OF           7    SOLE VOTING POWER
SHARES                    9,714,623 (See Item 5)
BENEFICIALLY
OWNED               8    SHARES VOTING POWER
BY EACH                   0
REPORTING
PERSON              9    SOLE DISPOSITIVE POWER
WITH                      9,714,623 (See Item 5)

                    10   SHARED DISPOSITIVE PWOER
                          0






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CUSIP No. 37940X 10 2

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,714,623

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
          0

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.25%

14   TYPE OF REPORTING PERSON:
          CO





































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

CUSIP No. 37940X 10 2

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, no par value (the "GPI Common Stock"), of Global Payments Inc., a Georgia corporation ("GPI"). The address of the principal executive office of GPI is Four Corporate Square, Atlanta, Georgia 30329-2010.

Item 2.   Identity and Background.

     This statement is being filed by Canadian Imperial Bank of Commerce ("CIBC"), a bank governed by the Bank Act (Canada). CIBC's principal executive office is located at Commerce Court, Toronto, Ontario, Canada M5L 1A2. CIBC is a financial institution that provides a wide range of services to individuals, corporations and governments throughout Canada and internationally, including commercial banking, investment advisory, mutual fund, broker/dealer and trust services.

     To the best knowledge of CIBC as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of CIBC and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth on Schedule I hereto. The information contained in
Schedule I is incorporated herein by reference.

     During the last five years, neither CIBC nor, to the best knowledge of CIBC, any of its executive officers or directors listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On November 9, 2000, CIBC and GPI, directly and indirectly through its wholly owned subsidiary, entered into an asset purchase agreement and a stock purchase agreement, pursuant to which (i) GPI agreed to purchase substantially all the assets of CIBC's merchant card processing business (the "Asset Sale") for approximately U.S. $137 million and (ii) CIBC agreed to use the cash received from the Asset Sale to purchase 26.25% of the total number of shares of GPI Common Stock (the "Stock Purchase") outstanding or reserved for issuance upon exercise of outstanding stock options on the closing date


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

CUSIP No. 37940X 10 2

of the Asset Sale. The closing of the Asset Sale and the Stock Purchase occurred on March 20, 2001 (the "Closing Date").

Item 4.   Purpose of Transaction.

     CIBC acquired the shares of GPI Common Stock as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of GPI. CIBC intends to review and evaluate its investment in GPI from time to time. Upon the basis of such review and evaluation, as well as general economic and industry conditions existing at the time, and subject to the terms of certain restrictive agreements described in Item 6 below, CIBC may acquire additional shares of GPI Common Stock from time to time in market transactions or otherwise or may dispose of some or all of its holdings of GPI Common Stock from time to time in market transactions or otherwise.

     Other than as described above, CIBC has no current plans or proposals that relate to or would result in (i) the acquisition or disposition of GPI Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GPI or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of GPI or any of its subsidiaries; (iv) any change in the present board of directors or management of GPI, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of GPI; (v) any material change in the present capitalization or dividend policy of GPI; (vi) any other material change in GPI's business or corporate structure; (vii) any changes in GPI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of GPI by any other person; (viii) causing a class of equity securities of GPI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of GPI to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.   Interest in Securities of the Issuer.

     CIBC is the beneficial owner of 9,714,623 shares of GPI Common Stock and has sole power to vote and dispose of such shares, subject to certain restrictions contained in the agreements described in Item 6. CIBC has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of GPI Common Stock owned by it. To the best knowledge of CIBC as of the date hereof, no executive officers or directors of CIBC have legal or beneficial ownership of any shares of GPI Common Stock and there have been no transactions in the shares of GPI Common

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

CUSIP No. 37940X 10 2

Stock effected during the past 60 days by CIBC nor, to the best knowledge of CIBC, by any executive officers or directors of CIBC, except as described in
Item 3.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to

Securities of the Issuer.

     In connection with the Asset Sale and Stock Purchase described in Item 3, CIBC, GPI and National Data Payment Systems, a wholly owned subsidiary of GPI ("NDPS"), entered into a marketing alliance agreement (the "Marketing Alliance Agreement") on the Closing Date. Under the Marketing Alliance Agreement, which has an initial term of ten years, (i) CIBC will refer all new merchant card processing relationships exclusively to GPI in exchange for a referral fee; (ii) GPI will encourage its new merchant customers who were initially targeted by CIBC's and GPI's joint marketing efforts to open merchant accounts with CIBC; and (iii) CIBC and GPI will work together to develop emerging payment solutions. The marketing alliance will be branded and advertised under the name "CIBC Merchant Services, a Global Payments alliance" and GPI's use of the CIBC name will be covered by a separate trademark license agreement. CIBC will also continue to provide the banking services required as part of the merchant card processing business and will provide GPI with access to VISA (Registered Trademark) and MasterCard (Registered Trademark) clearing capabilities in the United States and VISA (Registered Trademark) clearing capabilities in Canada.

     On the Closing Date, CIBC and GPI also entered into an investor rights agreement (the "Investor Rights Agreement"), which grants certain rights and imposes certain restrictions on CIBC, as a shareholder of GPI. The Investor Rights Agreement provides, among other things, that during the first two years after the Closing Date, CIBC may sell its shares, without the prior written consent of GPI, only if the sale is to a CIBC subsidiary or if CIBC is required to do so by a governmental or regulatory body. During the period beginning two years after the Closing Date and ending on the earlier of (i) six months after termination of the Marketing Alliance Agreement or (ii) the third anniversary of the Closing Date (such earlier date, the "Permitted Third Party Transfer Date"), CIBC may only sell its shares pursuant to the limitations provided in Rule 144 under the Securities Act of 1933, as amended, or pursuant to a tender offer that has not been rejected by the board of directors of GPI (in addition to the means described in the preceding sentence). All transfer restrictions terminate on the Permitted Third Party Transfer Date.

On the earlier of the Permitted Third Party Transfer Date or the date that CIBC is required to sell its shares by a governmental or regulatory body, CIBC may participate in any of GPI's registered public offerings of

CUSIP No. 37940X 10 2

securities or may require GPI to register its shares of GPI Common Stock for sale to the public, subject to customary limitations.

     In addition, the Investor Rights Agreement restricts CIBC's ability to purchase additional shares of GPI Common Stock until the earlier of (i) five years after the Closing Date or (ii) six months after the termination of the Marketing Alliance Agreement (the "Standstill Period"). During the Standstill Period, CIBC may not acquire ownership of more than 29.9% of the aggregate outstanding shares of GPI Common Stock, unless (i) an unaffiliated third party has commenced a tender offer for 40% or more of the outstanding GPI Common Stock that the board of directors of GPI does not reject or (ii) an unaffiliated third party acquires 35% or more of the outstanding GPI Common Stock. Furthermore, during the Standstill Period, CIBC may not effect or seek to effect any tender or exchange offer, merger or other business combination, recapitalization, restructuring, dissolution or other extraordinary transaction with respect to GPI or any of its subsidiaries, form, join or participate in a group for the purposes of acquiring, holding, voting or disposing of GPI's voting securities or seek to exercise a controlling influence over the board of directors of GPI.

     On the Closing Date, pursuant to the terms of the Investor Rights Agreement, GPI appointed two designees of CIBC to the board of directors of GPI, one whose term expires at GPI's annual shareholders' meeting in 2002 and the other whose term expires at GPI's annual shareholders' meeting in 2003. At the expiration of their respective initial terms in office, GPI shall use its commercially reasonable efforts to cause the election or re-election of each CIBC-designated director to a three-year term on the board of directors of GPI. One of the CIBC-designated directors will also be appointed to the audit and compensation committees of the GPI board of directors, as well as other key committees.

     In the event that GPI fails to comply with the provisions of the U.S. Bank Holding Company Act and the Bank Act (Canada), CIBC will no longer be bound by the restrictions on transfer of its shares of GPI Common Stock and will automatically be permitted to demand registration of its shares for resale under the Securities Act of 1933, as amended.

Except as set forth above in this Item 6, there is no understanding or relationship (legal or otherwise) among the persons named above in Item 2 or between any such person and any other person with respect to any securities of GPI, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 37940X 10 2

Item 7.   Material to be Filed as Exhibits.

     Exhibits:

     1. Asset Purchase Agreement, dated as of November 9, 2000, among Canadian Imperial Bank of Commerce, National Data Payment Systems, Inc., National Data Corporation and Global Payments Inc., incorporated herein by reference to Exhibit 10.19 to Amendment No. 3 to Form 10 Registration Statement of Global Payments Inc. as filed on December 1, 2000.

     2. Stock Purchase Agreement, dated as of November 9, 2000, among Canadian Imperial Bank of Commerce, National Data Corporation and Global Payments Inc., incorporated herein by reference to Exhibit
          10.22 to Amendment No. 3 to Form 10 Registration Statement of Global Payments Inc. as filed on December 1, 2000.

     3. Marketing Alliance Agreement, dated as of March 20, 2001, among Canadian Imperial Bank of Commerce, National Data Payment Systems, Inc. and Global Payments Inc.

     4. Investor Rights Agreement, dated as of March 20, 2001, by and between Global Payments, Inc. and Canadian Imperial Bank of Commerce.


                                  Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.












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

CUSIP No. 37940X 10 2

                          CANADIAN IMPERIAL BANK OF
                            COMMERCE

                          By:  /s/ Richard E. Venn
                          Name:     Richard E. Venn
                          Title:    Senior Executive Vice President

                          By:  /s/ David Marshall
                          Name:     David Marshall
                          Title:    Vice Chairman

Dated:    March 30, 2001

CUSIP No. 37940X 10 2

                                  SCHEDULE I

                   DIRECTORS AND EXECUTIVE OFFICERS OF CIBC

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of CIBC. Except as indicated below, each such person is a Canadian citizen, and the business address of each such person is Commerce Court, Toronto, Ontario, Canada M5L 1A2.

Board of Directors

Name and Title
Douglas G. Bassett        Chairman, Windward Investments (a personal
                          investment holding company)
                          55 St. Clair Avenue West, Suite 260
                          Toronto, Ont.M4V 2Y7
                          Also Director of various companies

Jalynn H. Bennett         President, Jalynn H. Bennett and Associates, Ltd. (a
                          consulting firm)
                          Suite 303
                          247 Davenport Road
                          Toronto, Ont.
                          M5R 1J9

Hon. Conrad M. Black      Chairman and Chief Executive Officer,
                          Argus Corporation Limited (an international publishing holding company), The Ravelston
                          Corporation Limited, Hollinger Inc., Southam Inc.,
                          Hollinger International Inc. and Telegraph Group
                          Limited.
                          10 Toronto Street
                          Toronto, Ont.
                          M5C 2B7
                          Also Director of various companies

Pat M. Delbridge          President, PDA Partners, Inc. (an issues
                          management and environmental strategic
                          planning company) and Pat Delbridge Associates Inc.
                          362 Dupont Street
                          Toronto, Ont.
                          M5R 1V9

William L. Duke           Self-Employed Farmer
                          P.O. Box 242
                          21 Broadway Ave.
                          Redvers, Sask.
                          SOC 2HO

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CUSIP No. 37940X 10 2

Ivan E. H. Duvar          President and Chief Executive Officer of MIJAC Inc.
                          (a private investment company)
                          Maritime Centre, 1505 Barrington St.
                          P.O. Box 880
                          Station Central RPO
                          Halifax, N.S.
                          B3J 2W3
                          Also Director of various companies

William A. Etherington    Senior Vice-President and Group Executive, Sales and
                          Distribution, IBM Corporation (an information technology hardware, software and services company)
                          1133 Westchester Avenue
                          White Plains, N.Y. 10604

A. L. Flood               Director, Noranda Inc. and Talisman Energy Inc.
                          CCN-26
                          Toronto, Ont.
                          M5L 1A2

Margot A. Franssen        President, The Body Shop (a chain of retail stores)
                          33 Kern Road
                          Don Mills, Ont.
                          M3B 1S9

R. D. Fullerton           Director, Hollinger Inc., Westcoast Energy Inc.,
                          George Weston Limited, Asia Satellite
                          Telecommunications Co. Ltd. and IBM Canada Ltd. CCW-36
                          Toronto, Ont.
                          M5L 1A2

Hon. James A. Grant       Partner, Stikeman Elliot (a firm of barristers and
                          solicitors)
                          Suite 39001155 Rene Levesque Boulevard West
                          Montreal (Quebec)
                          H3B 3V2

Albert E. P. Hickman      Chairman and President, Hickman Motors Limited
                          (an automotive retailer), and Chairman of the Hickman
                          Group of Companies
                          85 Kenmount Rd.
                          P.O. Box 8340
                          St. John's, Nfld.
                          A1B 3N7
                          Also Director of various companies

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CUSIP No. 37940X 10 2

John S. Hunkin            Chairman and Chief Executive Officer
                          Chairman and Chief Executive Officer,
                          Canadian Imperial Bank of Commerce
                          Also Director of various companies

Marie- Josee Kravis       Senior Fellow, Hudson Institute Inc.
                          (an economics research institute)
                          Hudson Institute Inc.
                          625 Park Avenue
                          New York, N.Y.10021
                          Also Director of various companies

W. Darcy McKeough         Chairman, McKeough Supply Inc.
                          (a wholesale plumbing and heating company);
                          Chairman and President, McKeough Investments Ltd.
                          30 Dover St.
                          Chatham, Ont.
                          N7L 1S6
                          Also Director of various companies

Arnold Naimark            Principal, Naimark Consulting
                          730 William Avenue, Suite 230
                          Winnipeg, Man.
                          R3E 3J7
                          Also Director of various companies

Michael E. J. Phelps      Chairman and Chief Executive Officer,
                          Westcoast Energy Inc. (a diversified energy company)
                          1333 West Georgia Street
                          Vancouver, B.C.V6E 3K9
                          Also Director of various companies

Charles Sirois            Chairman and Chief executive Officer,
                          Telesystem Ltd. (a private holding company)
                          1000, rue de La Gauchetiere ouest, 25th Flr.Montreal,
                          Quebec
                          H3B 4W5
                          Also Director of various companies

Stephen G. Snyder         President and Chief Executive Officer, TransAlta
                          Corporation
                          (an energy company)
                          110-12th Avenue S.W.
                          Box 1900, Station MCalgary, Alberta
                          T2P 2M1
                          Also Director of various companies

CUSIP No. 37940X 10 2

W. Galen Weston           Chairman of George Weston Limited (a food and
                          merchandising company), and Chairman, Loblaw
                          Companies Limited
                          22 St. Clair Avenue East
                          Toronto, Ont.
                          M4T 2S3
                          Also Director of various companies
                          Executive Officers Who Are Not Directors

W. C. Fox                 Vice-Chairman, Treasury and Balance Sheet Management,
                          Canadian Imperial Bank of Commerce

D. J. Kassie              Vice-Chairman, CIBC World Markets Inc.

I. David Marshall         Vice-Chairman, Electronic Commerce Technology &
                          Operations, Canadian Imperial Bank of Commerce

G. T. McCaughey           Senior Executive Vice-President, Wealth Management,
                          Canadian Imperial Bank of Commerce

B. M. Cassidy             Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

R. A. Lalonde             Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

R. M. Mark                Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

Michael Pederson          Senior Executive Vice President,
                          Retail and Small Business Banking,
                          Canadian Imperial Bank of Commerce

Richard E. Venn           Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce


















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